December 13, 2024

Digital Turbine, Inc.
110 San Antonio St, #1600
Austin, TX 78701

BY EDGAR

To:         U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Real Estate & Construction
100 F Street NE
Washington, D.C. 20549

Re:         Digital Turbine, Inc.
Form 10-K for the year ended March 31, 2024
Filed May 28, 2024
File No. 001-35958

Dear Mses. Kim and Menjivar,

Digital Turbine, Inc. (the “Company”) provides the following response to the comments contained in the letter of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), dated November 6, 2024, relating to the above-referenced filing.

To facilitate the Staff’s review, we have reproduced the Staff’s comments in italics below. Our response then follows the Staff’s comments.

Form 10-K for the year ended March 31, 2024
Notes to Consolidated Financial Statements
Note 6 - Goodwill and Intangible Assets, page 72

1.        We note your interim and annual goodwill impairment evaluation as of September 30, 2023 and March 31, 2024 resulting in an aggregate $336.6 million impairment of goodwill for the AGP reporting unit. We also note that there was no impairment of goodwill for the ODS reporting unit. Please tell us how the impairment indicators, along with the factors and circumstances leading to the impairment of AGP, are not applicable to the ODS reporting unit. Include within your response your consideration of the reasons disclosed within your MD&A on page 36 that lead to an 11.9% decline in ODS revenues. Additionally, tell us the percentage by which the estimated fair value of the ODS reporting unit exceeded carrying value as of March 31, 2024. Finally, considering intangible assets also represent a significant majority of your total assets, in your future periodic filings, expand your disclosure to include greater detail of what management

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December 13, 2024

considers when determining if there are indicators of impairment present in finite-lived intangible assets.

Response:

Annually, we perform a formal assessment of goodwill impairment as of the annual testing date, which is March 31. In addition, on a quarterly basis, we assess whether changes in events or circumstances indicate that the fair value of a reporting unit is less than the carrying value.

Impairment Indicators on September 30, 2023 and March 31, 2024

In accordance with ASC 350-20-35-3, we first assessed qualitative factors to determine whether a quantitative goodwill impairment test was necessary. In each qualitative assessment performed at the periods ended September 30, 2023 and March 31, 2024, respectively, we primarily considered the below impairment indicators (among others) as evidence of potential impairment for both of the Company’s reporting units, 1) On Device Solutions (“ODS”) and 2) App Growth Platform (“AGP”):

1.Sustained decline in the quoted market price of the Company’s common stock
2.Decline in the Company’s forecasted operating trends
3.Macroeconomic conditions
4.Cost factors
5.Entity-specific events

Sustained decline in the quoted market price of the Company’s common stock

The trading price of the Company’s common stock declined 51.1% during the six months ended September 30, 2023, and continued to decline an additional 56.7% during the subsequent six months ended March 31, 2024.

Decline in the Company’s forecasted operating trends

Based on observed results during the twelve months ended March 31, 2023, we considered the 4.2% decline in net revenue and the 41.4% decline in operating cash flows for the six months ended September 30, 2023 compared to the previous six months ended March 31, 2023, and the additional 12% decline in net revenue and 100.3% decline in operating cash flows for the six months ended March 31, 2024 compared to the previous six months ended September 30, 2023.

Macroeconomic conditions

We considered macroeconomic conditions such as a deterioration in general economic conditions, limitations on accessing capital, fluctuations in foreign exchange rates, and other developments in equity and credit markets. We are in a period of

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December 13, 2024

uncertainty triggered primarily by macroeconomic factors, including the continual decline in mobile device sales. This has led to lower market availability year-over-year.

Cost Factors

There were no significant increases in cost factors during the contemplated periods. Operating expenses have decreased as we continue to align to the decrease in revenues. We experienced non-GAAP net income as well as positive cash flows for the twelve months ended March 31, 2024.

Entity-specific events

The Company has successfully planned and navigated any changes to our management team. Further, there was no need to contemplate bankruptcy or concerns with ongoing litigation for the periods in which the analyses were performed.

Based on the impairment indicators considered above on September 30, 2023 and March 31, 2024, respectively, primarily the sustained decline in the quoted market price of the Company’s common stock and expectations of revenue and EBITDA for future years, we determined that it was more likely than not that the fair value of one or both reporting units was less than their carrying value and may not be recoverable. As a result, we performed a quantitative analysis over both the ODS and AGP reporting units for both periods in accordance with ASC 350-20-35-3E.

Quantitative Assessment at September 30, 2023 and March 31, 2024

In accordance with ASC 350-20-35-4 through -8, we performed a quantitative goodwill impairment test to determine whether the fair value of each of the ODS and AGP reporting units independently exceeded its respective carrying amount.

As described within Note 6—Goodwill and Intangible Assets of the Form 10-K for the twelve months ended March 31, 2024, the quantitative analyses performed at March 31, 2024 and September 2023, respectively, were comprised of a fair value estimation of each reporting unit (ODS and AGP) using a weighted combination of the income approach, which incorporates the use of the discounted cash flow method, and the market approach. Both our interim and annual testing reflected a 75%/25% allocation between the income and market approaches.

AGP

As discussed in our disclosure, the quantitative analyses performed over AGP resulted in goodwill impairment charges of $147.2 million as of September 30, 2023 and $189.5 million as of March 31, 2024 for a combined $336.6 million goodwill impairment charge for the twelve months ended March 31, 2024. The impairment charges were a result of the carrying value of the AGP reporting unit exceeding its assessed fair value. Further, we adjusted the Company’s operating forecast in the second half of fiscal year 2024. The operating forecast took into account the expectation that the future forecast performance of AGP is not expected to be as strong as that of ODS. Our expectations that ODS would outperform AGP in fiscal year 2024 were also a contributing factor to our

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analysis and the resulting goodwill impairment charge to the AGP reporting unit. For purposes of this response, we will direct the remaining discussion to the ODS reporting unit.

ODS

As mentioned above, a sustained decline in overall revenues, operating cash flow, and EBITDA, inclusive of an 11.9% decline in ODS revenues for the year ended March 31, 2024 compared to the year ended March 31, 2023, represented indicators of potential impairment for the ODS reporting unit. Between the September 30, 2023 and March 31, 2024 impairment analyses, we reduced our forecast expectations within the discounted cash flows valuation model to account for the expected decline over the second half of fiscal year 2024. Based on these reductions, we believe our future projections factored into our analysis are reasonable.

We performed a quantitative analysis of the ODS reporting unit at September 30, 2024 and March 31, 2024, respectively. As of March 31, 2024, our analysis determined that the estimated fair value of the ODS reporting unit exceeded its carrying value by 123.7%. As a result, we determined that no impairment was necessary for the ODS reporting unit as of March 31, 2024. Further, we considered if a change in the weighting between the discounted cash flow and market approach methods would result in a different conclusion. Based on our quantitative analysis, we determined that both valuation methods, even if considered in isolation, provided a fair value that exceeded the carrying value of the ODS reporting unit.

Our conclusion is based on the results of our quantitative analysis, within which the disparity between the fair value of the reporting unit and the carrying value suggested no impairment charge was necessary. While we respectfully acknowledge that the decline in performance of the ODS reporting unit during the twelve months ended March 31, 2024 provided for further analysis, we determined that our carrying value is significantly lower than our estimates of fair value when using both or either of the discounted cash flows and market approach methods of valuation. We believe a primary driver of the excess in estimated fair value beyond the carrying value is a function of the nature of the ODS business. Our revenues and income from the ODS business are generally able to scale without a relative increase in fixed assets. Our main expenses associated with providing services to ODS customers are carrier license fees through cost of sales and web hosting costs. As a result, the future revenues we expect to earn from the ODS business are not directly tied to the ODS reporting unit’s carrying value.

Future filings

In response to your comment regarding future filings related to finite-lived intangible assets, we acknowledge the Staff’s comment and intend to expand our disclosures in future interim and annual filings around our considerations over potential indicators of impairment. Specifically, we intend to disclose 1) what potential indicators of impairment, if any, that we identify on a quarterly basis and 2) expanded discussion over the qualitative analysis we perform on a quarterly basis under ASC 360.

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December 13, 2024

The Company acknowledges that:

•the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

If you have any questions or require further information regarding this matter, please do not hesitate to contact me at 512-387-7717 or Barrett.Garrison@digitalturbine.com.

Very truly yours,

/s/ Barrett Garrison

Barrett Garrison
Chief Financial Officer